Filed by Tidewater Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: GulfMark Offshore, Inc.

Commission File No.: 001-33607

Social Media Posts (Facebook, LinkedIn, Twitter)

Facebook

•	Tidewater is expanding! We are excited to announce that we will be combining with GulfMark, a leading marine transportation services company, to create a global leader in the offshore supply vessel market. Check out the link to the press release to find out more information.

LinkedIn

•	We are excited to announce that we will be combining with GulfMark, a leading marine transportation services company, to create a global leader in the offshore supply vessel market. Check out the link to the press release to find out more information.

Twitter

•	Tidewater is expanding! We are combining with #GulfMark, a leading marine transportation services company, to create a global leader in the #OSV market. Check it out.

•	By combining with #GulfMark, we will have the industry’s largest fleet and the broadest global operating footprint in the OSV Market, with an unmatched ability to support customers across geo-markets and water depths. Check it out.

•	Have you heard? We are excited to announce the merger of Tidewater and GulfMark! The combination creates an unparalleled leader in the #OSV market and we look forward to joining forces with the talented #GulfMark team. Check it out.

•	The global footprint and financial strength of the combined Tidewater and #GulfMark will position it to achieve and sustain market leadership in both robust and challenging market conditions. Check it out.

•	Our transaction with #GulfMark better positions us to capitalize on significant cost synergies and superior growth opportunities as the #offshore sector recovery gains traction.

•	Check out this link to find out what John Rynd, CEO of Tidewater, and Quintin Kneen, CEO of GulfMark, have to say about the combination of our two leading companies in the #OSV market.

For more details about the Transaction, please see attached the joint press release, dated July 16, 2018, issued by Tidewater and GulfMark.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Tidewater Inc. (“Tidewater”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Joint Proxy Statement/Prospectus”) which will include a registration statement and prospectus with respect to Tidewater’s shares of common stock to be issued in the Transaction and a joint proxy statement of Tidewater and GulfMark in connection with the Transaction. The definitive Joint Proxy Statement/Prospectus will contain important information about the proposed Transaction and related matters. STOCKHOLDERS ARE URGED AND ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by Tidewater or GulfMark with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072, Attn: Investor Relations, by telephone at +1-713-470-5292, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, by telephone at +1-713-369-7300, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com.

PARTICIPANTS IN THE SOLICITATION

Tidewater, GulfMark and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction. Information about Tidewater’s directors is set forth in our Transition Report on Form 10-K for the transition period from April 1, 2017 to December 31, 2017, which was filed with the SEC on March 15, 2018. Information about GulfMark’s directors and executive officers is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on April 2, 2018. These documents are available free of charge at the SEC’s web site at www.sec.gov, from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072 Attn: Investor Relations, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction will be included in the Joint Proxy Statement/Prospectus that Tidewater intends to file with the SEC.

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